

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-Mail
Randall Lanham
Chief Executive Officer
ECO Ventures Group, Inc.
7432 State Road 50, Suite 101
Groveland, Florida 34736

> **Re:** **ECO Ventures Group, Inc.**
> **Form 8-K**
> **Initially filed June 2, 2011, as amended on August 26, 2011 and January 18, 2012**
> **File No. 000-52445**
>
> **Form 10-K for the fiscal year ended August 31, 2011**
> **Filed December 2, 2011**
> **File No. 000-52445**

Dear Mr. Lanham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on June 2, 2011, as amended on August 26, 2011 and January 18, 2012

General

1. We note that immediately before the reported transaction you appear to have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934. As a result, Item 2.01(f) of Form 8-K requires you to provide, in a Form 8-K, all of the information that would be required in an Exchange Act registration statement on Form 10. Please include the complete Form 10 information in your amended Form 8-K or

incorporate by reference your most recent Form 10-K, which contains much of the responsive disclosure.

Item 5.01. Changes in Control of Registrant

2. In the Shareholders Agreement filed on Form 8-K on August 9, 2011 as exhibit 99.3, we note the distribution of profits in section 1.2, voting agreement director nominations in section 4 and the agreements with EIL and PAH in the addendum. Please revise to clearly disclose the material terms of your Shareholders Agreement or tell us why disclosure of these terms is not required. Also, please file a signed Shareholders Agreement as an exhibit with your next amendment. Please refer to Item 5.01(a)(7) of Form 8-K.

Form 10-K for the fiscal year ended August 31, 2011

Forward-Looking Statements, page 1

3. We note disclosure that certain statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to penny stock issuers. Please revise this section to eliminate references to these safe harbors.

Background, page 3

4. Please revise to disclose that since your date of inception, you have received no revenues from business operations. Also, please revise to clearly and specifically explain your current business versus your planned business. Please revise your disclosure to clarify the current status of your business operations, your proprietary technology, and your products/services. Your current description of your business comprises a largely informational discussion of the mineral recovery process and the production of biodiesel and does not provide an investor with a clear sense of your business, the commercial feasibility of your products and services, and the ability of your company to survive in the short and long terms. Revise your disclosure to distinguish aspirations from accomplishments. Describe more specifically each activity that is essential to the functioning and distribution of each of your proposed products and services and indicate which of those steps will be provided by Eco Ventures Group and which will be delegated to third parties. Explain what you will do and how will earn revenues from your proposed business groups. Discuss the extent to which you have made arrangements with third parties and describe the significant terms of all material arrangements with the third parties you intend to rely upon. Please ensure that your description of such matters provides disclosure of all material information. See Item 101(h) of Regulation S-K.

5. Please revise to provide information required by Item 101(h)(4)(iv) of Regulation S-K.

Merger Agreement, page 3

6. Please file the agreement evidencing the joint venture arrangement with Raptor Technology Group, Inc. To the extent you maintain a separate agreement with Raptor relating to the non-exclusive license to utilize their patent pending and proprietary technologies, please file that arrangement as an exhibit or tell us why you believe you do not need to file the agreement. Please refer to Item 601(b)(10) of Regulation S-K.

7. Please provide a basis, both quantitative and qualitative, for the statement that the joint venture with Raptor Technology Group, Inc. is "projected to provide Eco Ventures Group profits both in the near and long term, using projections based on current market conditions and costs."

ECO Minerals Recovery Group, page 4

8. Please identify the target metals that have been obtained through the testing of the ore concentrate taken from the property "adjacent" to the "initial Nevada claim(s)." Also, confirm that the referenced Nevada claim is that of Broken Hills, LLC.

9. We note you reference 12 million tons of ore jointly owned with your business partners in your filing. Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Since not all deposits are necessarily reserves, please remove the term ore from your filing and substitute mineralized material or other terms in your filing.

10. Please disclose all subsidiary companies, business functions, and/or relationships with your company. Include a chart in the filing, which clearly illustrates your corporate ownership and structure, including partnerships and/or joint-ventures.

11. Please file the agreements through which you acquired ownership of your mineral claims. Refer to Item 601(b) (10) of Regulation S-K.

12. Please disclose the following information for each of your properties:

    *   The nature your ownership or interest in the property.

    *   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

    *   Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

How Our Process Works, page 4

13. We note disclosure in the second paragraph that you will provide financing for the capital intensive equipment expenses needed to develop mining ventures to scale. Please revise to discuss your plans in this regard.

Risk Factors, page 8

14. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

15. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

2011 Incentive Stock Option Plan, page 15

16. Please clarify whether the 2011 Consultants Plan referenced in the last sentence is the same plan as the 2011 Incentive Stock Plan.

Randall Lanham
ECO Ventures Group, Inc.
February 10, 2012
Page 5

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

<u>Introduction and Plan of Operation, page 16</u>

17. Please revise your disclosure to explain how you intend to generate revenue.

<u>Plan of Operations, page 17</u>

18. Your filing describes your company as a development stage company that is a phrase commonly used in financial statements in other industries. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, SEC's Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has "reserves" as defined in the Industry Guide 7. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

19. We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in Nevada and Utah, in addition to Federal and State Environmental requirements in regards to process waste disposal in Florida. Please provide a short summary of the permits and/or operational plans required to perform exploration and processing activities on your properties.

20. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

21. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

22. We note you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

23. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

24. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

25. We note your filing did not include the information regarding your Mine Safety and Health Administration (MSHA) citations received by your U. S. operations as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Please modify your filing to include this safety information or present this safety information as a separate exhibit with your filing.

Item 10. Directors, Executive Officers and Corporate Governance, page 23

26. We note disclosure in the first paragraph on page 23 that you have no employment agreements. We also note disclosure of your employment agreements with Messrs. Lanham and Smith in Note 10 to your Form 10-K for the fiscal year ended August 31, 2011. Please revise to make these disclosures consistent.

Officers and Directors, page 23

27. Please revise the biographies of your officers and technology consultants to provide their business experience for at least the past five years, including specific dates for each term of employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 25

28. Please revise to provide information for the fiscal year ended August 31, 2011. We note that you provided information as of August 31, 2010.

Code of Business Conduct and Ethics, page 25

29. We note that your Code of Business Ethics and Conduct is not available on your website. Please comply with Item 406 of Regulation S-K.

Summary Compensation Table, page 26

30. Please provide information for the last two completed fiscal years. Please refer to the Instructions to Item 402(n) of Regulation S-K.

31. Please revise to provide the assumptions associated with the restricted stock awards to Messrs. Lanham and Smith. See Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 30

32. Please revise to provide the names of the related persons, the interest of the related persons and the dollar value of the amounts involved pursuant to Item 404(a)(1) through (3) of Regulation S-K. Please also provide the amounts involved in the advanced funds to you from your Chief Executive Officer and Chief Financial Officer pursuant to Item 404(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Patricia Armelin, Senior Accountant at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on engineering matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief